Legal attachment for IFHF N-SAR 2005
The Partnership's investment in Lancer Partners, L.P. ("Lancer"), an Investment Fund, was fair valued in good faith by the Adviser as of December 31, 2005 at a value of $0, representing 0.00% of partners'capital.
The manager of Lancer has failed to deliver audited financial statements for Lancer for 2001,2002, 2003 and 2004. In February 2003, the General Partner initiated a legal action against Lancer and its manager in the Superior Court of the State of Connecticut for access to the full books and records of Lancer. Subsequently, Lancer filed a petition for reorganization under Chapter 11 of the U.S. Bankruptcy
Code. The General Partner is a member of the creditors committee formed as part of that proceeding. On July 8, 2003, the United States Securities and Exchange Commission ("SEC") instituted a civil action against Lancer, Lancer Management Group, LLC, Lancer Management Group II, LLC (Lancer's general partner and fund manager, referred to with Lancer Management Group, LLC as "Lancer Management"), Michael Lauer (the principal of Lancer Management) as well as against other entities affiliated with Lauer. The SEC alleges that Lauer and Lancer Management made fraudulent misrepresentations to investors by, among other things, overstating the value of the funds and manipulating the price of shares of some of the companies in which Lancer invested. The SEC obtained a temporary restraining order which appointed a receiver for Lancer Management and granted other relief against Lancer Management and Lauer, while deferring to the bankruptcy court with respect to Lancer. Subsequently, the receiver advised the bankruptcy court that it was now in control of Lancer, that Lauer would not be contesting the preliminary injunction sought by the SEC, and that Lauer had agreed not to take any further action with respect to Lancer. It is anticipated that the receiver will evaluate the financial status of Lancer and, in consultation with the creditor and equity committees in the bankruptcy proceeding, propose a plan for winding up Lancer. The Partnership will continue to pursue its rights with regard to the bankruptcy action.
The Partnership's investment in Safe Harbor Fund, L.P. ("Safe Harbor"), an Investment Fund, was fair valued in good faith by the Adviser as of December 31, 2005 at a value of $8,800,416, representing 0.44% of partners' capital. Safe Harbor, formerly managed by Beacon Hill
Asset Management LLC, was placed into receivership by order of the U.S. Federal District Court, Southern
District of New York (the "District Court"), on September 16, 2003. Safe Harbor, along with two other funds, is a feeder fund of Beacon Hill Master, Ltd.
(In Official Liquidation) ("Beacon Hill Master"). On
January 30, 2004, the Grand Court of the Cayman Islands
(the "Grand Court") entered an order appointing two Joint Official Liquidators (the "JOLs") of Beacon Hill Master.
One of the JOLs also serves as receiver for Safe Harbor.
On November 10, 2005, the Grand Court issued directions that Beacon Hill Master should distribute its assets to its feeder funds according to the "Averaging Methodology," which is based on an average of historical and restated NAVs. The receiver for Safe Harbor, the JOLs and the SEC are collectively working to draft a motion for a plan of distribution, to be approved by the District Court, that adopts the Averaging Methodology for the distribution of the assets of Beacon Hill Master and Safe Harbor. The Adviser has determined that the Averaging Methodology is the appropriate method to use as the basis for the fair value of the Partnership's investment in Safe Harbor and has so valued such investment as of December 31, 2005. The ultimate value of the Partnership's investment in Safe Harbor will not be determined until a final distribution methodology in respect of Safe Harbor is approved by the District Court and any potential liabilities associated with Safe Harbor and Beacon Hill Master are resolved. In particular, Safe Harbor's fair value does not reflect any potential liabilities associated with either the liquidation of Beacon Hill Master or any pending action against Safe Harbor, Beacon Hill Master, their former investment manager or any party with a potential indemnification claim that succeeds against Safe Harbor or Beacon Hill Master.